

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2021

Bala Venkataraman
Chief Executive Officer
Amplitude Healthcare Acquisition Corporation
1177 Avenue of the Americas, Fl 40
New York, NY 10036

   Re: Amplitude Healthcare Acquisition Corporation
      Amendment No. 3 to Registration Statement on Form S-4
      Exhibit Nos. 10.13 and 10.19
      Filed August 20, 2021
      File No. 333-256875

Dear Mr. Venkataraman:

   We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

             Sincerely,

             Division of Corporation Finance